SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULE 13d-1(a) AND
            AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           CellularVision USA, Inc.
                             (Name of Issuer)

                       Common Stock, $.01 par value
                       (Title of Class of Securities)

                                151176104
                              (CUSIP Number)

                               Joseph Pike
                          Akcess Pacific Group, LLC
                 4370 La Jolla Village Drive, Suite 960,
                      San Diego, CA 92122 (619)642-7545
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                              October 19, 1998
            (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                        (Continued on following pages)










                           (Page 1 of 28 Pages)


CUSIP No. 151176104                 13D               Page 2 of 28 Pages

________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Akcess Pacific Group, LLC
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                               (a)  [x]
                                                               (b)  [ ]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    SOURCE OF FUNDS *
            AF   See Item 3.
________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            California
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                3,702,140
SHARES          ________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 -0-
OWNED BY        ________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                3,702,140
REPORTING       ________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 -0-
_______________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 3,711,140  See Item 5.
_______________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES *                 [x]
_______________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                17.8%     See Item 5.
_______________________________________________________________________
     (14)    TYPE OF REPORTING PERSON *
                                          OO  limited liability company
_______________________________________________________________________
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 151176104                 13D               Page 3 of 28 Pages

________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Joseph Pike
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                               (a)  [x]
                                                               (b)  [ ]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    SOURCE OF FUNDS *
            PF
________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [x]
________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                3,702,140
SHARES          ________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 -0-
OWNED BY        ________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                3,702,140
REPORTING       ________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 -0-
________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                3,711,140  See Item 5.
________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES *                  [x]
________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                17.8%     See Item 5.
________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON *
                                                 IN
________________________________________________________________________
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 151176104                 13D               Page 4 of 28 Pages

________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            James Plante
________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                               (a)  [x]
                                                               (b)  [ ]
________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________
     (4)    SOURCE OF FUNDS *
            PF
________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                9,000
SHARES          ________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 -0-
OWNED BY        ________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                9,000
REPORTING       ________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 -0-
________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                3,711,140  See Item 5.
________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES *                  [x]
________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                17.8%     See Item 5.
________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON *
                                                 IN
________________________________________________________________________
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 151176104                 13D              Page 5 of 28 Pages

Item 1.     Security and Issuer.

     The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share (the "Shares"), of CellularVision USA, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 140 58th Street, Suite 7E, Brooklyn, New York 11220.


Item 2.     Identity and Background.

     (a) The persons filing this statement are Akcess Pacific Group, LLC, a California limited liability company ("APG"), with respect to the Shares directly owned by it, Joseph Pike ("Mr. Pike"), with respect to the Shares directly owned by APG, and James Plante ("Mr. Plante"), with respect to the Shares owned directly by him.

          The foregoing persons are hereinafter sometimes collectively referred to as the "Filing Persons." Any disclosures herein with respect to persons other than the Filing Persons are made on information and belief after making inquiry to the appropriate party or in reliance on the Issuer's publicly available documents. Attached as Exhibit A hereto and incorporated by reference herein is an agreement between the Filing Persons that this Statement is filed on behalf of each of them.

     (b) The address of the principal business and principal office of APG, and the business address of Mr. Pike and of Mr. Plante is 4370 La Jolla Village Drive, Suite 960, San Diego, CA 92122.

     (c) The principal business of APG is to participate in investments and to rehabilitate failing companies. Mr. Pike is Chairman of APG and is the sole owner of APG. Mr. Plante is Vice-President of APG. Attached as
Schedule I hereto and incorporated by reference herein is a list of all executive officers and directors of APG. Schedule I also sets forth the address, principal occupation or employment and citizenship of each person listed thereon.

     (d) On May 30, 1996, Mr. Pike was convicted of misdemeanor forgery in the Eastern District Court of North Carolina located in Raleigh, North Carolina. He received a suspended sentence and paid a $300 fine.

             Except as set forth above in this Item 2(d), none of the Filing Persons nor the persons set forth on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) None of the Filing Persons or the persons set forth on Schedule I hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activitie


CUSIP No. 151176104                 13D              Page 6 of 28 Pages

subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) APG is a limited liability company organized under the laws of the State of California. Each of Mr. Pike and Mr. Plante is a United States citizen.


Item 3.     Source and Amount of Funds and Other Consideration.

     The 3,702,140 of the Shares beneficially owned by the Filing Persons are those issuable upon conversion of the Convertible Secured Promissory Note (the "Note") of the Issuer acquired by APG in a privately negotiated transaction at a cost of $1,019,896.25. The funds for the purchase of the Note were contributed to APG by Mr. Pike. Mr. Plante used his personal funds to purchase the 9,000 Shares owned by him. It is expected that funds to be used by the Filing Persons to purchase additional Shares (see Items 4 and 5 hereof) will come from a combination of margin borrowings and general funds on hand and from additional capital contributions to be made by Mr. Pike.


Item 4.     Purpose of the Transaction.

     APG has acquired the Note in order to obtain a substantial equity position in the Issuer. The Filing Persons may acquire additional Shares or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise, including a controlling interest in the Issuer, and may contact the Issuer, its representatives or other persons interested in the Issuer, or persons interested in financing the Filing Persons, for the purpose of discussing the Issuer and other matters concerning the Issuer. Subject to certain conditions and as more fully described in Item 6 hereof, APG has agreed to purchase the Shares issuable upon conversion of 3,463 shares of the Issuer's Series A Convertible Preferred Stock after the conversion thereof has been effected. Alternatively, while it is not the Filing Persons' present intention to do so, the Filing Persons reserve the right to dispose of some or all of the Shares held by them in the open market or in privately negotiated transactions to third parties or otherwise, depending upon the course of action that the Filing Persons and the Issuer pursue, market conditions and other factors. Although the foregoing represents the range of activities presently contemplated by the Filing Persons with respect to the Shares, it should be noted that the possible activities of the Filing Persons are subject to change at any time.

     In connection with its investment in the Issuer, APG has reviewed and considered a variety of alternative business and financial strategies that it could pursue upon its acquisition of control of the Issuer. The Issuer serves the 1,100 square mile New York Primary Metropolitan Statistical Area and provides wireless high-speed Internet access and multichannel subscription television service to its customers. Based upon a review of information available to date, APG presently intends to influence the Issuer to implement its Wireless Local Multipoint Distribution Service ("LMDS") and utilize its position as the first LMDS provider licensed by the Federal


CUSIP No. 151176104                 13D              Page 7 of 28 Pages

Communication Commission to implement a bi-directional high-speed data system in New York City, one of the most important LMDS development sites, as a course of action following such acquisition of control. Furthermore, APG intends to seek to prevent the Issuer from ceasing all operations and believes that portions of the original business premise of the Issuer remain valid, and the Issuer should be invested in and developed. However, a detailed review of the Issuer's assets, operations, structure, policies, management and personnel could lead to a different conclusion as to which of the Issuer's assets might be developed or sold.

     Except as set forth in this Item 4 and elsewhere in this Statement, none of the Filing Persons nor, to the best of their knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or would relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.     Interest in Securities of the Issuer.

            (a) APG has agreed to purchase the Note, as more fully described in Item 6 hereof. Assuming conversion of the entire Note (and based on a market price of the Shares, upon which the number of Shares issuable upon conversion of the Note depends, equal to the current market price of the Shares), the Filing Persons will hold 3,711,140 Shares, representing approximately 17.8% of the Shares to be outstanding following such conversion (including the 3,702,140 Shares issuable upon conversion of the Note and the 17,094,361 Shares outstanding on September 30, 1998 as reported in the Issuer's Definitive Solicitation Statement on Schedule 14A filed on October 7, 1998, the "Outstanding Shares").

              As of the close of business on October 28, 1998, Mr. Plante directly owned 9,000 Shares, representing approximately 0.1% of the Outstanding Shares.

              Mr. Pike may, by virtue of being the sole owner of APG, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act")) the Shares of which APG possesses direct beneficial ownership.

              Subject to certain conditions and as more fully described in
Item 6 hereof, APG has agreed to purchase the Shares issuable upon conversions of 3,463 shares of the Issuer's Series A Convertible Preferred Stock after such conversions have been effected, as more fully described in
Item 6 hereof. Pursuant to the Certificate of Designation of the Series A Convertible Preferred Stock (the "Certificate of Designation"), the effectiveness of each conversion will be contingent upon the occurrence of one or more of various events such as submission of a Conversion Notice to the transfer agent and shareholder approval. Assuming the conversion of all of the Convertible Preferred Shares, the Filing Persons would thus beneficially own an aggregate of 40,649,807 Shares, representing approximately 70.4% of the Shares to be outstanding following such conversion as well as the conversion of the Note (including 36,938,667 Shares issuable


CUSIP No. 151176104                 13D              Page 8 of 28 Pages

upon conversion of the Series A Convertible Preferred Stock, the 3,702,140 Shares issuable upon conversion of the Note, and the 17,094,361 Outstanding Shares). See Item 6 hereof.

            (b) APG has the direct power (and by virtue of his ownership and position as set forth in Item 5(a) hereof, Mr. Pike may be deemed to have the indirect power) to vote or direct the vote and to dispose or direct the disposition of Shares with respect to all the Shares stated to be owned by it in Item 5(a). Mr. Plante has the power to vote or direct the vote and to dispose or direct the disposition of Shares with respect to all the Shares stated to be owned by him in Item 5(a).

            (c) The trading dates, number of Shares purchased and the price per Share for all transactions in Shares by the Filing Persons within the last 60 days, which were all in the open market, are set forth in Schedule II hereto and are incorporated herein by reference.

            (d) Not applicable.

            (e) Not Applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     On October 19, 1998, APG entered into a letter agreement with Newstart Factors, Inc. ("Newstart") to purchase the Note dated April 1, 1998 of the Issuer, held by Newstart, in the principal face amount of $815,917.00 (the "Newstart Agreement"). The purchase price for the Note is $1,019,896.25 and is payable within 45 days of the date of the letter agreement. The conversion price of the Note is 91% of the average of the lowest trading price (as defined) on the four (4) days immediately prior to the date of conversion notice. The Note provides that the holder thereof shall convert not more than $500,000 in principal amount in a calendar month.

     On October 13, 1998, APG entered into an agreement (the "APG/MCM Agreement") with Marshall Capital Management, Inc. ("MCM"). MCM holds 3,463 shares of the Issuer's Series A Convertible Preferred Stock (the "Convertible Preferred Shares") which are convertible into Shares (the "Conversion Shares"). APG has agreed to purchase the Conversion Shares after the conversions have been effective. Pursuant to the Certificate of Designation, the effectiveness of conversions will be contingent upon the occurrence of one or more of various events such as submission of Conversion Notice to the transfer agent and shareholder approval.

     Pursuant to the APG/MCM Agreement, MCM agreed it would use its best efforts to convert as promptly as practicable, all of the Preferred Shares into Conversion Shares at the Conversion Price (as defined) and deliver such Conversion Shares. APG acknowledged that MCM's ability to convert the Preferred Shares is governed and, in certain circumstances, limited, by the terms of the Certificate of Designation and provisions of applicable law and regulation and therefore, MCM's agreement to convert the Preferred Shares is


CUSIP No. 151176104                 13D              Page 9 of 28 Pages

made on a best efforts basis consistent with those limitations.

     MCM is limited by the Certificate of Designation from converting the Preferred Shares in excess of 19.99% of the number of Conversion Shares outstanding as of the date on which the Preferred Shares were originally issued without shareholder approval.

     There can be no assurance as to the timing, or the effectiveness, of any such conversions and therefore whether any such purchases will occur. Pursuant to the agreement, upon delivery by MCM to the Escrow Agent (as defined) of the Conversion Shares and the delivery by the Escrow Agent of the purchase price allocable to such Conversion Shares, MCM shall be deemed to have transferred to APG the sole power to vote or direct the voting of such Conversion Shares and sole investment power over such shares, including the power to dispose, or to direct the disposition of, such Conversion Shares, and that only upon delivery would APG be deemed for all purposes to be the sole beneficial owner of such Conversion Shares.

     Accordingly, until such delivery the Filing Persons disclaim beneficial ownership of any Shares to be issued upon such conversions. A copy of the APG/MCM Agreement is filed herewith as Exhibit C and incorporated by reference herein.

     Except as set forth in this Statement and the Joint Filing Agreement attached as Exhibit A hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.     Materials to be Filed as Exhibits.

     Exhibit A -   Written agreement relating to the filing of joint
                   acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

     Exhibit B -   Letter Agreement, dated October 19, 1998, by and
                   between Newstart and APG.

     Exhibit C -   Agreement, dated October 13, 1998, by and between MCM
                   and APG.



CUSIP No. 151176104                 13D              Page 10 of 28 Pages


                             SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  October 28, 1998

                                    /s/ JOSEPH PIKE
                                    ------------------------------
                                    Joseph Pike


                                    /s/ JAMES PLANTE
                                    ------------------------------
                                    James Plante


                                    AKCESS PACIFIC GROUP, LLC

                                    By: /s/ JOSEPH PIKE
                                        --------------------------
                                        Chairman



CUSIP No. 151176104                 13D              Page 11 of 28 Pages


                                 SCHEDULE I

                           AKCESS PACIFIC GROUP, LLC

                        Executive Officers and Directors


The address of each of the persons named below is 4370 La Jolla Village Drive, Suite 960, San Diego, CA 92122. Each such person is a citizen of the United States.


                                          Position with APG;
            Name                     Present Principal Occupation

            Joseph Pike                   Chairman

            Mark Livingston               President

            James Plante                  Vice-President




CUSIP No. 151176104                 13D              Page 12 of 28 Pages


                                 SCHEDULE II


Filing                 Date of          Number of Shares
Person               Transaction           Purchased        Price Per Share

James Plante           9/14/98                2,500                 $3/16

James Plante           9/17/98                1,200                  3/16

James Plante           9/18/98                5,300                  3/16






CUSIP No. 151176104                 13D              Page 13 of 28 Pages


                                 EXHIBIT A

                           JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13D-1(k)


          Akcess Pacific Group, LLC, Joseph Pike and James Plante (hereinafter collectively referred to as the "Filing Persons") each hereby agrees to file jointly a Schedule 13D and any amendments thereto relating to the Common Stock, par value $.01 per share, of CellularVision USA, Inc., a Delaware corporation, as permitted by Rule 13d-1 of the Securities Exchange Act of 1934, as amended. Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such person will be true, complete and correct as of the date of such Schedule 13D or such amendment to the best of such Person's knowledge and belief after reasonable inquiry. Each of the Filing Persons makes no representation as to the accuracy or adequacy of the information set forth in such Schedule 13D and any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Persons if any of the information set forth in such
Schedule 13D shall be or become inaccurate in any material respect or if he or it learns of information which would require an amendment to such
Schedule 13D.


          IN WITNESS WHEREOF, the parties hereto have set forth their hand as of the 28th day of October, 1998.


                                    /s/ JOSEPH PIKE
                                    ------------------------------
                                    Joseph Pike



                                    /s/ JAMES PLANTE
                                    ------------------------------
                                    James Plante



                                    AKCESS PACIFIC GROUP, LLC.

                                    By: /s/ JOSEPH PIKE
                                        --------------------------
                                        Chairman







CUSIP No. 151176104                 13D              Page 14 of 28 Pages


                                  EXHIBIT B

                              NEWSTART AGREEMENT


                            NEWSTART FACTORS, INC.

Monday, October 19, 1998
Joseph Pike
Akcess Pacific Group, LLC
4370 La Jolla Village Drive, Suite #960
San Diego, CA  92122
Via Fax:  619-295-0779
RE:  Sale of CellularVision/Logimetrics Note

Dear Mr. Pike:
This letter shall confirm that on October 19, 1998, Newstart Factors, Inc. ("Seller") committed to sell, and Akcess Pacific Group, LLC ("Buyer") committed to buy the Secured Convertible Promissory Note (the "Note") dated April 1, 1998, which the Seller holds against Cellular Vision of New York, L.P., in the principal face amount of $815,917.00 (the "Face Amount"). The terms of this commitment are subject to the following condition:
    1. The purchase price for the Note will be 125% of the Face Amount of the Note, which equals $1,019,896.25 plus all accrued and unpaid interest up to the date payment is received by Seller;
    2. The purchase price will be paid within 45 days of the date of this agreement;
    3. The Seller will use its best efforts to revoke its vote "for" the Winstar transaction and replace it with a vote "against" the transaction before 5 P.M. Eastern Daylight Time on Monday October 19, 1998.

The purchase price is binding on both parties and not subject to any other conditions or terms other than those outlined above. In further consideration for revoking Seller's vote under 3 above, the Buyer acknowledges and agrees that money damages and other remedies at law may be inadequate to protect against breach of this agreement and the Buyer hereby agrees in advance to the granting of injunctive or other equitable relief in the Seller's favor without proof of actual damages in connection with Seller's enforcement of the terms and conditions hereof, including the reimbursement to Seller of losses, costs and expenses, including reasonable attorney's fees, and costs incurred by Seller as a result of Buyer's breach of this agreement.

This agreement and the purchase is irrevocably and personally guaranteed by Joseph Pike.

Please evidence your agreement to the foregoing by signing a copy of this letter in the space provided and faxing a copy back to 203-353-3113.



CUSIP No. 151176104                 13D              Page 15 of 28 Pages


                                      Sincerely,

                                      /s/  JAMES D. BENNETT
                                      James D. Bennett
                                      President

ACCEPTED AND AGREED:              ACCEPTED AND AGREED:
AKCESS PACIFIC GROUP, LLC         GUARANTOR

By:  /s/  JOSEPH PIKE             By:  /s/  JOSEPH PIKE
          Chairman                          As an individual


CUSIP No. 151176104                 13D              Page 16 of 28 Pages


                                 EXHIBIT C

                              APG/MCM AGREEMENT


                             PURCHASE AGREEMENT

     This Agreement, dated as of October 13, 1998, is by and between Marshall Capital Management, Inc. (formerly Proprietary Convertible Investment Group, Inc.)(the "Seller") and Akcess Pacific Group, LLC (the "Purchaser").

     WHEREAS, the Seller is a party to a Securities Purchase Agreement, dated April 1, 1998 (the "Securities Purchase Agreement"), between the Seller and CellularVision USA, Inc. (the "Company") pursuant to which the Seller has purchased shares of the Company's Series A Preferred Stock (the "Preferred Stock") from the Company, and to the related Registration Rights Agreement, dated April 1, 1998 (the "Registration Rights Agreement"); and

     WHEREAS, the Preferred Stock is convertible into shares (the "Conversion Shares") of the Company's common stock (the "Common Stock") pursuant to the terms of the Certificate of Designation that established and governs the rights, privileges and preferences of the Preferred Stock (the "Certificate of Designation")(the Securities Purchase Agreement, the Registration Rights Agreement and the Certificate of Designation are collectively referred to herein as the "Transaction Documents"); and

     WHEREAS, the Purchaser wishes to buy and the Seller wishes to sell all of the Conversion Shares into which the shares of Preferred Stock owned by the Seller as of the date of this Agreement are convertible;

     WHEREAS, the Seller is a party to an agreement with the Company, dated October 12, 1998 (the "Standstill Agreement"), whereby the Seller has agreed not to convert Preferred Shares held by it subject to the satisfaction of the conditions set forth in the Standstill Agreement (each, a "Standstill Condition") and that, therefore, the obligations of the parties set forth in this Agreement will not become effective until the date on which the Seller regains its right to convert Preferred Shares as a result of the failure by the Company to fulfill a Standstill Condition (the "Effective Date");

     The parties agree as follows:

     1. Purchase and Sale. The Purchaser agrees to purchase, and the Seller agrees to sell, from and after the Effective Date and in accordance with the terms and subject to the conditions set forth herein, all of the Conversion Shares into which the Preferred Shares currently owned by the Seller are convertible pursuant to the terms of the Certificate of Designation. The Seller represents and warrants to the Purchaser that, as of the date of this Agreement, it owns 3,463 Preferred Shares and that on the Effective Date it will own no less than 3,413 Preferred Shares. Upon


CUSIP No. 151176104                 13D              Page 17 of 28 Pages

the conversion of Preferred Shares into Conversion Shares by the Seller, the Seller shall deliver or cause to be delivered such Conversion Shares to the Escrow Agent (as defined below), either endorsed for transfer to the Purchaser or with attached stock powers endorsed in blank, as provided more specifically herein.

     2. Purchase Price. The purchase price to be paid by the Purchaser for Conversion Shares purchased by it hereunder shall be equal to the number of Preferred Shares that are converted by the Seller into such Conversion Shares times $1,309.87 (the "Purchase Price"). The Purchaser acknowledges and agrees that the number of Conversion Shares to be received by the Seller pursuant to the conversion of Preferred Shares by the Seller will vary depending on the price at which such Preferred Shares are converted (the "Conversion Price"), and that the Purchaser's obligation hereunder to pay the Purchase Price to the Seller with respect to the number of Preferred Shares converted by the Seller hereunder will apply regardless of the number of Conversion Shares into which such Preferred Shares are converted, as long as such Conversion Shares are delivered to the Escrow Agent (as defined below) in accordance with the terms hereof; provided, however, that if, after giving effect to a conversion of Preferred Shares, the average Conversion Price for all conversions of Preferred Shares effected hereunder (including such conversion)(the "Average Conversion Price") would exceed such price as may be agreed between the parties in writing from time to time (the "Conversion Price Limit"), (i) the Purchaser will not be obligated to purchase the Conversion Shares issuable upon such conversion and (ii) the Seller will not be obligated to convert the Preferred Shares or, if a Conversion Notice has been delivered with respect to such Preferred Shares, to deliver to the Escrow Agent or to the Purchaser the underlying Conversion Shares, relating to such conversion; and provided, further, that if a conversion would cause the Average Conversion Price to exceed the Conversion Price Limit (a "Non-Qualifying Conversion"), such Non-Qualifying Conversion will not affect the parties' obligations hereunder with respect to any conversion that occurs after such Non-Qualifying Conversion and that does not cause the Average Conversion Price to exceed the Conversion Price Limit.

     3. Agreement to Convert and Deliver. The Seller agrees that, from and after the Effective Date, it will use its best efforts to convert, as promptly as practicable, all of the Preferred Shares into Conversion Shares at the Conversion Price or Prices applicable pursuant to the terms of the Certificate of Designation and that it will deliver or cause to be delivered such Conversion Shares to the Escrow Agent (as defined below) in accordance with the terms hereof as soon as practicable following its receipt of such Conversion Shares from the Company. The Purchaser acknowledges that (i) the Seller's ability to convert Preferred Shares is governed and, in certain circumstances limited, by the terms of the Certificate of Designation and provisions of applicable law and regulation and that, therefore, the Seller's agreement to convert Preferred Shares is made on a best efforts basis consistent with the terms of the Certificate of Designation and such law and regulation, and (ii) except as specifically provided herein, the Seller shall not have any liability or obligation to the Purchaser for the failure by the Company to convert Preferred Shares


CUSIP No. 151176104                 13D              Page 18 of 28 Pages

and/or issue Conversion Shares in accordance with the Certificate of Designation.

     4. Escrow Arrangement. The Purchaser agrees that (i) on the Effective Date, it will place in escrow with a third party escrow agent mutually acceptable to the parties (the "Escrow Agent") cash in the amount of $353,665 (the "Initial Purchase Price"), which amount represents the aggregate Purchase Price to be paid by the Purchaser for the Conversion Shares to be received by the Seller upon the conversion of 270 Preferred Shares (the "Initial Tranche") and (ii) for all conversions occurring subsequent to the Initial Tranche (such conversions being collectively referred to herein as the "Subsequent Tranche"), upon delivery to the Purchaser of a notice from the Seller that the Seller intends to submit a Conversion Notice to the Company (a "Notice of Proposed Conversion"), the Purchaser will deliver to the Escrow Agent, on the first (1st) business day occurring immediately following the date on which the Seller delivers such Notice of Proposed Conversion to the Purchaser, cash in the amount of the Purchase Price times the number of Preferred Shares specified in such Notice of Proposed Conversion, it being understood that the Seller shall have no obligation to convert such Preferred Shares unless and until the Purchaser deposits cash in such amount with the Escrow Agent. The parties acknowledge that, with respect to both the Initial Tranche and the Subsequent Tranche, the conversion of Preferred Shares into Conversion Shares by the Seller and the delivery of such Conversion Shares to the Purchaser will occur in multiple transactions (each, a "Conversion Transaction") and that the Seller shall be solely responsible, consistent with its obligation to convert Preferred Shares as described in paragraph 3 above, for determining the number of Preferred Shares to be converted by it with respect to, and the timing of, each Conversion Transaction. The Purchaser and Seller will transmit joint instructions in writing to the Escrow Agent in the form attached hereto as Annex A which will state that, with respect to any Conversion Transaction, upon receipt by the Escrow Agent of the certificates representing Conversion Shares received by the Seller pursuant to the conversion of Preferred Shares, such certificates to be in the form specified in paragraph 1 above, the Escrow Agent will deliver simultaneously (x) such Conversion Shares to the Purchaser and (y) the Purchase Price relating to such Preferred Shares to the Seller in immediately available funds; it being understood that, with respect to any Conversion Transaction relating to the Subsequent Tranche, the Escrow Agent will not deliver Conversion Shares to the Purchaser unless the Escrow Agent has on deposit funds in an amount at least equal to the Purchase Price relating to such Conversion Shares .

     5. Registration Rights. The Seller agrees that it will assign its rights under the Registration Rights Agreement to the Purchaser in accordance with the terms thereof with respect to all Conversion Shares delivered to the Purchaser hereunder.

     6.   Remedies.

            (a) The Seller agrees that (I) if, upon the submission of a Conversion Notice to the Company, the Company fails to issue and deliver to


CUSIP No. 151176104                 13D              Page 19 of 28 Pages

the Seller or its nominee the number of Conversion Shares specified in such Conversion Notice, the Seller will pursue any and all remedies that may be reasonably available to it under the Certificate of Designation in order to ensure that the Company issues and delivers the number of Conversion Shares which the Seller is entitled to receive at the Conversion Price or Prices applicable pursuant to the terms of the Certificate of Designation and such Conversion Notice and (II) if (i) the transactions contemplated by this Agreement trigger any preemptive or antidilutive rights or rights of first refusal, first offer or any other shareholder rights with respect to the securities of the Company (a "Triggering Event"), (ii) the Purchaser delivers a notice to the Seller stating that the Purchaser has incurred monetary damages as a result of such Triggering Event and describing the circumstances in which such damages have arisen and the amount thereof, and
(iii) the Seller reasonably determines that the Triggering Event represents a material breach by the Company of the representations made by it in paragraph 3.7 of the Securities Purchase Agreement, the Seller will pursue a claim against the Company for the amount of the damages claimed by the Purchaser in such notice; provided, however, that (A) the Seller shall not be required to pursue any of the remedies described in clauses (I) or (II) above (collectively, the "Remedies") to the extent that the aggregate amount of the expenses incurred by the Seller in connection with pursuing the Remedies (including without limitation legal fees and expenses)(collectively, "Expenses") exceeds $25,000 (the "Expense Limitation"), unless and until the Purchaser (a) has agreed in writing to reimburse the Seller for all Expenses incurred by it in excess of the Expense Limitation and (b) has deposited, and maintains on deposit, with the Escrow Agent cash in an amount which represents the Seller's reasonable estimate of Expenses to be incurred by it during a period of three (3) months (such estimate to be based on the rate at which the Seller incurred Expenses prior to exceeding the Expense Limitation)(the conditions specified in clauses (a) and (b) above being referred to herein as the "Expense Reimbursement Conditions"), and (B) nothing contained herein shall be deemed to limit any right or remedy available to the Seller under the Transaction Documents, including without limitation, the Seller's right to demand that the Company redeem the Preferred Shares held by the Seller if a Mandatory Redemption Event (as defined in the Certificate of Designation) occurs or is continuing, in which case the Seller would have no further obligation to the Purchaser hereunder with respect to the Preferred Shares so redeemed.

            (b) The parties further agree that, in the event that the Purchaser fulfills the Expense Reimbursement Conditions, the Seller shall have the option to pay one-half (1/2) of the Expenses incurred in connection with pursuing the Remedies specified in clause 6(I) above (the "Expense Reimbursement Option"). If the Seller exercises the Expense Reimbursement Option with respect to a conversion of Preferred Shares, and in connection with pursuing the Remedies specified in clause 6(I) above, the Conversion Price relating to such Preferred Shares is determined, pursuant to a court order or other decree or a settlement agreement or arrangement with the Company, to be lower than the Conversion Price that the Company applied to such Preferred Shares prior to such order, decree or settlement, and the Purchaser receives additional Conversion Shares the


CUSIP No. 151176104                 13D              Page 20 of 28 Pages

issuance of which reflects the application of such lower Conversion Price, the Weighted Average Conversion Price (as defined below) shall be adjusted downward to reflect such lower Conversion Price. If the Seller does not exercise the Expense Reimbursement Option, the Weighted Average Conversion Price (as defined below) shall not be adjusted in the event that a lower Conversion Price applies as a result of pursuing the Remedies specified in clause 6(I) above. The Seller may exercise the Expense Reimbursement Option by delivering written notice to the Purchaser that the Seller agrees to pay one-half (1/2) of the Expenses incurred in connection with pursuing the Remedies specified in clause 6(I) above. Notwithstanding the foregoing, if the Purchaser does not fulfill the Expense Reimbursement Conditions, and the Seller pursues the Remedies specified in clause 6(I) above at the Seller's expense, the Seller shall be entitled to receive and retain any and all Conversion Shares that the Company issues as a result of the application of a lower Conversion Price.

           (c) In connection with pursuing the Remedies, the Seller agrees (i) to employ counsel that is reasonably acceptable to the Purchaser, (ii) to refrain from reaching any settlement with the Company unless such settlement is reasonably acceptable to the Purchaser, and (iii) otherwise to consult on an ongoing basis with the Purchaser with regard to the means by which the Remedies are pursued (including without limitation the timing, scope and content of any legal claim brought by the Seller against the Company).

     7. Beneficial Ownership. The parties acknowledge and agree that, upon (i) the delivery by the Seller to the Escrow Agent of the Conversion Shares to be sold by the Seller to the Purchaser hereunder in the form specified in paragraph 1 above, and (ii) the delivery by the Escrow Agent of the Purchase Price allocable to such Conversion Shares, the Seller shall be deemed to have transferred to the Purchaser (i) the sole power to vote or direct the voting of such Conversion Shares and (ii) sole investment power over such shares, including the power to dispose, or to direct the disposition of, such Conversion Shares, and that, upon the deliveries specified in clauses 7(i) and (ii) above, the Purchaser shall be deemed for all purposes (including those under Sections 13 and 16 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) to be the sole beneficial owner of such Conversion Shares. Notwithstanding the foregoing, nothing contained herein shall be deemed to constrain in any way the ability or capacity of the Purchaser to transfer beneficial ownership of the shares of Common Shares acquired by the Purchaser to any party (including the Seller) at any time subsequent to the submission of such Conversion Notice by the Seller.

     8. Seller's Representations, Warranties and Covenants. The Seller hereby represents and warrants to, and agrees with the Purchaser that:

         (a) The Seller is duly and validly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Seller has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder;


CUSIP No. 151176104                 13D              Page 21 of 28 Pages

         (b) This Agreement constitutes the Seller's legal, valid and binding obligation, enforceable against the Seller in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other laws affecting the rights of creditors generally, or by general principles of equity;

         (c) Except as set forth in or contemplated by the Transaction Documents, no consent, approval or authorization of, or filing with, any persons or entities on the Seller's part is required in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby;

         (d) The Seller is the sole record holder and beneficial owner of the Preferred Shares; and the Preferred Shares are owned by the Seller free and clear of any and all liens, pledges, charges, agreements, options, security interests or other encumbrances or claims of any kind whatsoever imposed by or through the Purchaser ("Liens");

         (e) Upon its purchase of Conversion Shares from the Seller hereunder, the Purchaser will acquire good and valid title to such Conversion Shares, free and clear of all Liens;

         (f) No person or entity acting on the Seller's behalf was or is entitled to any fee, commission or broker's or finder's fees from the parties hereto in connection with this Agreement or the transactions contemplated hereby;

         (g) The Seller (i) is a sophisticated party with respect to the sale of the Conversion Shares to the Purchaser hereunder and has independently and without reliance upon the Purchaser or upon any representation or recommendation made by the purchaser (other than any representation made by the Purchaser herein), and based on such information as it has deemed adequate and appropriate, made its own analysis with respect to such sale, and (ii) is fully satisfied with the Purchase Price and acknowledges that, except as otherwise specifically provided herein, the Purchase Price is all that the Seller is or will be entitled to receive as consideration for the sale of the Shares to the Purchaser;

         (h) The execution, delivery and performance by the Seller of this Agreement and the consummation by it of the transactions contemplated hereby will not (i) violate in any material respect any provision of law or any rule or regulation to which the Seller or its assets or business are subject, (ii) conflict with or violate any order, judgment, injunction, award or decree binding upon the Seller or its assets or business, (iii) conflict with or violate the Certificate of Incorporation, Bylaws or other similar governing documents of the Seller, (iv) constitute a violation of or default or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Seller, under any provision of any agreement, contract or other instrument binding upon the Seller or its assets or business or any license, franchise, permit or other similar authorization held by the Seller, (v) result in the creation or imposition of any Lien upon any of the assets of the Seller or the Preferred Shares,


CUSIP No. 151176104                 13D              Page 22 of 28 Pages

or (vi) trigger any preemptive or antidilutive rights or rights of first refusal, first offer or any other shareholder rights with respect to the securities of the Company, except for any such violation, conflict, default, Lien or right that would not have a material adverse effect on the ability of the Seller to consummate the transactions contemplated hereby and provided that the Seller shall be liable to the Purchaser in the event of a breach of the representation contained in clause (vi) above only to the extent that the Company is finally adjudicated to be liable to the Seller for such breach and only in the amount of damages actually collected by the Seller from the Company in connection therewith; and

        (i) The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby do not require any consent from, or filing with, any governmental or regulatory authority, except for (a) any action, consent or filing that the Seller or the Company is required to obtain or make, and (b) consents and filings which, if not obtained or made, will not, individually or in the aggregate, have a material adverse effect on the ability of the Seller to consummate the transactions contemplated hereby.

     9. Purchaser's Representations, Warranties and Covenants. The Purchaser hereby represents and warrants to, and agrees with the Seller that:

         (a) The Purchaser is duly and validly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and is an "accredited investor" as that term is used in Regulation D under the Securities Act of 1933, as amended. The Purchaser has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

         (b) This Agreement constitutes the Purchaser's legal, valid and binding obligation, enforceable against the Purchaser in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other laws affecting the rights of creditors generally, or by general principles of equity;

         (c) Except as set forth in or contemplated by the Transaction Documents, no consent, approval or authorization of, or filing with, any persons or entities on the Purchaser's part is required in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby;

         (d) No person or entity acting on the Purchaser's behalf was or is entitled to any fee, commission or broker's or finder's fees from the parties hereto in connection with this Agreement or the transactions contemplated hereby;

         (e) The Purchaser is a sophisticated party with respect to the purchase of the Conversion Shares by the Purchaser hereunder and has independently and without reliance upon the Seller, and based on such information as it has deemed adequate and appropriate, made its own


CUSIP No. 151176104                 13D              Page 23 of 28 Pages

analysis with respect to such purchase, including without limitation with respect to the respective provisions of the Transaction Documents and the extent to which such provisions may affect such purchase or the Purchaser's ownership of Conversion Shares;

         (f) The execution, delivery and performance by the Purchaser of this Agreement and the consummation by it of the transactions contemplated hereby will not (i) violate in any material respect any provision of law or any rule or regulation to which the Purchaser or its assets or business are subject, (ii) conflict with or violate any order, judgment, injunction, award or decree binding upon the Purchaser or its assets or business, (iii) conflict with or violate the Certificate of Incorporation, Bylaws or other similar governing documents of the Purchaser, (iv) constitute a violation of or default or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Purchaser, under any provision of any agreement, contract or other instrument binding upon the Purchaser or its assets or business or any license, franchise, permit or other similar authorization held by the Purchaser, or (v) result in the creation or imposition of any Lien upon any of the assets of the Purchaser;

        (g) The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby do not require any consent from, or filing with, any governmental or regulatory authority, except for (a) any action, consent or filing that the Purchaser or the Company is required to obtain or make, and (b) consents and filings which, if not obtained or made, will not, individually or in the aggregate, have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated hereby;

         (h) The Purchaser agrees that the Seller has the right, exercisable for a period of 30 days following the first date on which the Seller has converted all of the Preferred Shares previously owned by the Seller, to purchase from the Purchaser, at a purchase price of $250,000, a number of shares of Common Stock that is equal to $250,000 divided by the average Conversion Price (calculated on a weighted- average basis) at which the Seller actually converted Preferred Shares in connection with the sale of Conversion Shares to the Purchaser hereunder (the "Weighted Average Conversion Price");

         (i) The Purchaser will comply with all requirements of applicable law and regulation with respect to the purchase and ownership by it of Conversion Shares hereunder, including without limitation those that may arise under Section 13 or Section 16 under the Securities Exchange Act of 1934, as amended;

         (j) In the event that a meeting of the Company's stockholder's is held at which such stockholders are entitled to vote on a proposal to approve either or both of (i) the issuance by the Company of Conversion Shares in excess of 19.99% of the number of shares outstanding as of the date on which the Preferred Shares were originally issued, or (ii) an increase in the authorized number of shares of Common Stock issuable by the Company (each such proposal being referred to herein as a "Proposal") or if


CUSIP No. 151176104                 13D              Page 24 of 28 Pages

the Purchaser, as a stockholder of the Company, is requested to provide a written consent with respect to a Proposal, the Purchaser agrees to vote all of the Conversion Shares owned by it, or to provide its consent, as the case may be, in favor of such Proposal; and

         (k) The Purchaser represents and warrants to the Seller that, as of the date of this Agreement, the Purchaser has not established a "short position" in the Common Stock or entered into any agreement or arrangement pursuant to which the Purchaser will benefit, directly or indirectly, by a decline in the market price of the Common Stock, and agrees that it will not establish any such "short position" or enter into any such agreement or arrangement until the earlier to occur of (i) the date on which the Seller converts all of Preferred Shares and delivers the Conversion Shares issuable thereby to the Purchaser and (ii) the date on which this Agreement terminates or is terminated in accordance with its terms.

     10. Survival. Each of the undersigned acknowledges and agrees that the representations, warranties, covenants and agreements made and contained in this letter agreement shall survive the consummation of the transactions contemplated hereby, notwithstanding any investigation made by or on behalf of either of the undersigned.

     11. Best Efforts. Except as may be specifically provided herein, each of the parties hereto shall use its reasonable best efforts to consummate the transactions contemplated hereby, as contemplated herein.

     12. Governmental Filings. The parties agree that they will cooperate in connection with, and coordinate their efforts with respect to, any discussions, correspondence, other communications or filings with governmental or regulatory authorities (or representatives thereof).

     13. Expenses. Except as specifically provided herein, each party hereto shall be responsible for its own fees and expenses incurred in connection with the matters contemplated hereby.

     14. Termination. This Agreement shall terminate, and all obligations of the parties hereunder shall cease, other than the obligation of the Purchaser to pay any unpaid portion of the Purchase Price with respect to any Conversion Shares which it received prior to such termination, on the date that is the one-year anniversary of the date hereof. In the event that the Company fails to deliver to the Seller or the Seller's nominee Conversion Shares with respect to the first two Conversion Transactions of the Subsequent Tranche within twenty (20) days of submission to the Company by the Seller of a Conversion Notice relating to the first such Conversion Transaction, the Purchaser shall have the option to terminate this Agreement on such twentieth day (such option to be exercisable by the Purchaser by delivering notice thereof to the Seller prior to the close of business on the business day immediately following such twentieth day), provided that, notwithstanding such termination, the Company shall remain obligated to pay to the Seller the Purchase Price relating to the Conversion Shares issued pursuant to each such Conversion Transaction in accordance with the terms hereof. In addition, the Purchaser


CUSIP No. 151176104                 13D              Page 25 of 28 Pages

shall have the option to terminate this Agreement at any time after the 90th day following the date hereof in the event that there occurs a material adverse change in the business or financial condition of the Company since the date hereof (a "Material Adverse Change"); provided, however, that a Material Adverse Change will not be deemed to occur (i) solely as a result of the Company's failure to consummate the sale of the License (as defined in the Securities Purchase Agreement) to Winstar Communications, Inc. ("Winstar") pursuant to the Agreement to Purchase LMDS License, dated July 10, 1998, between the Company and Winstar (the "License Purchase Agreement") and is required as a result of such failure to fulfill any remaining obligations it may have under the License Purchase Agreement or (ii) as a result of any action or failure to act on the part of the Purchaser as a stockholder of the Company.

     15. Adjustment to Purchase Price. In the event that this Agreement terminates or is terminated in accordance with its terms and no Conversion Transactions relating to the Subsequent Tranche have occurred prior to the effective date of such termination, and the Purchaser sells any Conversion Share received by it with respect to the Initial Tranche (an "Initial Tranche Conversion Share") in a bona fide, arms' length transaction (a "Qualifying Sale"), the Initial Purchase Price shall be adjusted as described in the following sentence by an amount (the "Purchase Price Adjustment Amount") equal to one-half of the difference between (i) the Conversion Price at which the Preferred Share relating to such Initial Tranche Conversion Share was converted (the "Base Price") and (ii) the price at which such Initial Tranche Conversion Share is sold in a Qualifying Transaction, less any commissions or other fees paid to a broker dealer in connection with such sale (the "Sale Price"). If, in connection with a Qualifying Sale of Initial Tranche Conversion Shares, (A) the Sale Price is less than the Base Price, the Seller shall deliver the Purchase Price Adjustment Amount relating to such shares to the Purchaser within five (5) business days following receipt by the Seller of written notice from the Purchaser that such Qualifying Sale has occurred and been settled, such notice to specify the number of Initial Tranche Conversion Shares sold, the sale price thereof and the identity of the purchaser (a "Qualifying Sale Notice") and (B) the Base Price is less than the Sale Price, the Purchaser shall deliver the Purchase Price Adjustment Amount relating to such shares to the Seller within five (5) business days of the settlement of such Qualifying Sale. The Purchaser agrees, as a condition to any Qualifying Sale to which clause (B) of the immediately preceding sentence applies, to deliver a Qualifying Sale Notice to the Seller prior to the settlement of such sale.

      16. Adjustments Due to Corporate Events. In the event that the Company declares a stock split or reverse split, a stock dividend, a distribution of assets to holders of its securities, or a distribution to such holders of rights to acquire Common Stock at less than the current market value thereof, or a reorganization, exchange or other similar event occurs with respect to the Common Stock (whether due to an Exchange Transaction, as defined in the Certificate of Designation, or otherwise), the Conversion Price Limit and the Base Price, respectively, shall be proportionately reduced or increased, as the case may be. In the event of a


CUSIP No. 151176104                 13D              Page 26 of 28 Pages

dispute between the parties as to the amount of such reduction or increase, the Seller shall select a nationally-recognized investment banking firm that is reasonably acceptable to the Purchaser to determine such amount, the cost of such determination to be shared equally by the Purchaser and the Seller.

     17. Notices. Any notice, demand or request required or permitted to be given by either party to the other party pursuant to the terms of this Agreement shall be in writing and shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 5:00 p.m., eastern time, on a business day or, if such day is not a business day, on the next succeeding business day, or (ii) on the next business day after timely delivery to a nationally-recognized overnight courier, addressed to the parties as follows:
If to the Purchaser:

            Akcess Pacific Group, LLC.
            4370 La Jolla Villa Drive, Suite 960
            San Diego, California 92122
            Attn: Joe Pike
            Tel: 619-642-7515
            Fax: 619-642-0322

            If to the Seller:

            Marshall Capital Management, Inc.
            c/o Credit Suisse First Boston Corporation
            11 Madison Avenue
            New York, New York 10010
            Attn: Allan D. Weine
            Tel: 212-325-2302
            Fax: 212-325-6519

with a copy to:
            Marshall Capital Management, Inc.
            c/o Credit Suisse First Boston Corporation
            ATT Corporate Center
            227 West Monroe Street
            Chicago, Illinois 60606
            Attn: Allan D. Weine
            Tel: 312-750-3239
            Fax: 312-750-1031

     18. Miscellaneous. This Agreement: (a) embodies the entire agreement and understanding of the parties hereby and supersedes any prior agreement or understanding between the parties with respect to the transactions contemplated hereby; (b) has been executed and delivered in the state of New York and shall be governed by, and construed in accordance with, the laws of the State of New York, without reference to principles thereof relating to conflicts of law; (c) shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this letter agreement and


CUSIP No. 151176104                 13D              Page 27 of 28 Pages

all rights and obligations hereunder may not be assigned or transferred by either party, without the prior written consent of the other party; and (d) may be executed in any number of counterparts, each of which shall be deemed an original, and all of which, when taken together, shall constitute one and the same instrument. Any provisions of this Agreement which are prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or enforceability without invalidating the remaining provisions hereof.

               [Remainder of Page Intentionally Left Blank]


CUSIP No. 151176104                 13D             Page 28 of 28 Pages

      In Witness Whereof, the parties have executed this Agreement as of the date first-above written.


AKCESS PACIFIC GROUP, LLC
By:   /s/ JOSEPH PIKE
Name: Joseph Pike
Title:    Chairman


MARSHALL CAPITAL MANAGEMENT, INC.
By:    /s/ ALLAN WEINE
Name:  Allan Weine
Title:    President